J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

November 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Donald Field and Dietrich King

Re:         Olema Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended (File No. 333-249748)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of Olema Pharmaceuticals, Inc. (the “Company”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on November 18, 2020, at 2:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant or its outside counsel, Cooley LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated November 16, 2020:

(i)	Dates of distribution: November 16, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of preliminary prospectuses furnished to investors: approximately 1,905

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 25

The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each other participating underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC JEFFERIES LLC COWEN AND COMPANY, LLC Acting on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

JEFFERIES LLC

By:	/s/ Michael Brinkman
	Name: Title:	Michael Brinkman Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Mariel A. Healy
	Name:	Mariel A. Healy
	Title:	Managing Director

[Signature Page - Underwriters' Acceleration Request]